                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  Schedule 13D
                                 (Rule 13d-101)
                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13D-2(a)
                      (Amendment No.____________________)*


                               Alamo Group Inc.
                    ---------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                 -----------------------------------------------------
                         (Title of Class of Securities)

                                   011311107
                 -----------------------------------------------------
                                 (CUSIP Number)


                                   Copy to:
                                 Paul R. Wood
                        Madison Dearborn Partners, Inc.
                          Three First National Plaza
                            Chicago, Illinois 60602
                                 312/895-1000

                             Michael H. Kerr, P.C.
                               Kirkland & Ellis
                             200 E. Randolph Drive
                            Chicago, Illinois 60601
                                 312/861-2000

               ------------------------------------------------
                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                 August 18, 1998
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in proper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                               Page 1 of 22 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Madison Dearborn Capital Partners II, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                             (a) [_] (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,847,395 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,847,395 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,847,395 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      39.5% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Madison Dearborn Partners II, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                             (a) [_] (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,847,395 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,847,395 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,847,395 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      39.5% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Madison Dearborn Partners, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                             (a) [_] (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,847,395 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,847,395 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,847,395 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      39.5% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      AGI Acquisition Corp.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                             (a) [_] (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,847,395 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,847,395 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,847,395 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      39.5% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      WEC Company

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                             (a) [_] (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,847,395 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,847,395 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,847,395 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      39.5% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Woods Equipment Company

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                             (a) [_] (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,847,895 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,847,895 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,847,895 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      39.5% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

Item 1.    Security and Issuer.
           -------------------

     This Schedule 13D Statement (this "Statement") relates to the Common Stock, $.10 par value (the "Common Stock") of Alamo Group Inc. (the "Issuer"). The address of the Issuer's principal executive offices is 1502 E. Walnut Road, Sequin, Texas 78155.

Item 2.    Identity and Background.
           -----------------------

     This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(f) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): (i) AGI Acquisition Corp., a Delaware corporation ("AGI"), by virtue of its direct beneficial ownership of options exercisable for shares of Common Stock covered by this Statement ("Options");
(ii) WEC Company, a Delaware corporation ("WEC"), by virtue of its direct beneficial ownership of the Options; (iii) Woods Equipment Company, a Delaware corporation ("Woods"), by virtue of it being the owner of all of the outstanding capital stock of WEC; (iv) Madison Dearborn Capital Partners II, L.P., a Delaware limited partnership ("MDCP"), by virtue of its direct beneficial ownership of 87.2% of the issued and outstanding shares of common stock of Woods; (v) Madison Dearborn Partners II, L.P., a Delaware limited partnership ("MDP"), by virtue of it being the general partner of MDCP; and (vi) Madison Dearborn Partners, Inc., a Delaware corporation ("MDP, Inc."), by virtue of it being the general partner of MDP. AGI, WEC, Woods, MDCP, MDP and MDP, Inc. are collectively referred to herein as the "Reporting Persons." Dispositive and voting power of securities owned by MDP is shared by MDP, Inc. and an advisory committee of limited partners of MDP (the "L.P. Committee"). Attached as Schedule A to this Schedule 13D is information concerning the Reporting Persons and other persons and entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

     Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person. By their signature on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

     The Reporting Persons may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

     MDCP, MDP and MDP, Inc. are engaged in the private equity investment business. The address of the principal business and principal office of each of MDCP, MDP and MDP, Inc. is Three First National Plaza, Suite 3800, Chicago, Illinois 60602.

     Woods is a holding company, the principal operating subsidiary of which is WEC. WEC is engaged in the business of designing, manufacturing and marketing attachments for ground maintenance and construction equipment. AGI is a newly formed, wholly-owned subsidiary of WEC and was formed for the sole purpose of effecting the Merger (see Item 4). The address of the principal business and principal office of AGI, WEC and Woods is 6944 Newburg Road, Rockford, Illinois 61108.

     During the past five years, none of the Reporting Persons or their officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the past five years, none of the Reporting Persons or their officers or directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The Options were purchased by WEC from its internal funds, for an aggregate purchase price of $4,000.00 pursuant to option agreements, dated as of August 18, 1998, by and between WEC, AGI and each of Mr. Donald J. Douglass, (Chairman and Chief Executive Officer of the Issuer), Mrs. Helen Douglass (wife of Mr. Douglass), the Douglass Charitable Remainder Unitrust, and Capital Southwest Venture Corporation (collectively, the "Option Agreements"). The Option Agreements between WEC, AGI and each of Mr. Donald J. Douglass and Capital Southwest Venture Corporation, which together are exercisable to purchase up to 3,694,975 shares of Common Stock (or 96.0% of the shares of Common Stock covered by this Schedule 13D), are filed hereto and made a part hereof as Exhibit A. All of the Option Agreements are identical, except that the Option Agreement between WEC, AGI and Mr. Donald J. Douglass is exercisable to purchase up to 1,034,975 shares of Common Stock, the Option Agreement between WEC, AGI and Capital Southwest Venture Corporation is exercisable to purchase up to 2,660,000 shares of Common Stock, the Option Agreement between WEC, AGI and the Douglass Charitable Remainder Unitrust is exercisable to purchase up to 89,420 shares of Common Stock, and the Option Agreement between WEC, AGI and Mrs. Helen Douglass is exercisable to purchase up to 63,000 shares of Common Stock. No decision has been made at this time as to the source of funds for any exercise of the Options which may occur in the future. Potential sources include internal funds of the Reporting Persons and/or borrowings from one or more sources yet to be identified.

Item 4. Purpose of Transaction.

     WEC, AGI and the Issuer have entered into an Agreement and Plan of Merger, dated as of August 18, 1998 (the "Merger Agreement"), pursuant to which, subject to the satisfaction or waiver of the terms and conditions set forth in the Merger Agreement, AGI will merge with and into the Issuer (the "Merger"), with the Issuer continuing in existence as a wholly-owned subsidiary of WEC. In the Merger, the Issuer's shareholders other than the Reporting Persons will receive cash in the amount of $18.50 per share of Common Stock. The Option Agreements were executed in connection with the execution of the Merger Agreement. The Merger Agreement is filed hereto and made a part hereof as Exhibit B.

Item 5. Interest in Securities of the Issuer.

     The Options are exercisable to purchase up to 3,847,395 shares of Common Stock (the "Shares") at a price per share of $18.50 in cash, subject to adjustment under certain circumstances. As of the date hereof, all of the Shares covered by the Options are issued and outstanding and are held of record by the person granting the Option. Pursuant to Rule 13d-3(d)(1)(i)(D) promulgated by the Commission under the Exchange Act, AGI and WEC may be deemed to be the beneficial owners of the Shares. WEC also received a proxy to vote the shares which are the subject of the Options on matters relating to the Merger. Woods and MDCP may be deemed to be the beneficial owner of the Shares, and such beneficial ownership would represent approximately 39.5% of the Common Stock outstanding at August 18, 1998. MDP is the general partner of MDCP and exercises investment and voting control over securities owned by MDCP. Investment and voting control over securities owned by MDCP is shared at MDP by the L.P. Committee, the members of which are listed on Schedule A of this Statement, and by MDP, Inc., the general partner of MDP. The sole director of MDP, Inc. is set forth on Schedule A of this Statement. Thus, by virtue of the investment and voting control exercised by MDP as general partner of MDCP and shared by members of the L.P. Committee and MDP, Inc., each of the Reporting Persons may be deemed to beneficially own the Shares.

     The filing of this Statement shall not be construed as an admission by AGI, WEC, Woods, MDCP, MDP, MDP, Inc., or any member of the L.P. Committee that such person is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

     All such ownership percentages of the securities reported herein are based upon 9,735,759 shares of Common Stock outstanding as of July 31, 1998, as disclosed in the Issuer's 10-Q filed with the Commission on August 14, 1998 for the fiscal quarter ended June 30, 1998.

     There have been no transactions by the Reporting Persons in the Common Stock during the past 60 days which are required to be reported in this Statement.

     No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock underlying the Options owned beneficially by any of the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Reference is made to the information disclosed under Items 2, 3 and 4 of this Statement which is incorporated by reference in response to this Item.

Item 7. Materials to be Filed as Exhibits.

          Exhibit A: Option agreements, dated as of August 18, 1998, by and between AGI, WEC and each of Mr. Donald J. Douglass and Capital Southwest Venture Corporation (previously filed as Exhibits 10.1 and 10.2 to the Current Report on Form 8-K (Commission File
               No. 0-21220) filed by the Issuer with the Securities and Exchange Commission August 20, 1998 and incorporated herein by reference thereto).

          Exhibit B: Agreement and Plan of Merger, dated as of August 18, 1998, by and between Issuer, AGI and WEC (previously filed as Exhibit
               2.1 to the Current Report on Form 8-K (Commission File No. 0-21220) filed by the Issuer with the Securities and Exchange Commission August 20, 1998 and incorporated herein by reference thereto).

          Exhibit C: Agreement of Joint Filing, dated as of August 26, 1998, among AGI, WEC, Woods, MDCP, MDP and MDP, Inc.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 1998

                                       AGI Acquisition Corp.


                                       By: /s/ Thomas J. Laird
                                           -------------------
                                       Name: Thomas J. Laird
                                       Title: President

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 1998

                                       WEC Company


                                       By: /s/ Thomas J. Laird
                                           -------------------
                                       Name: Thomas J. Laird
                                       Title: President

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 1998

                                       Woods Equipment Company


                                       By: /s/ Thomas J. Laird
                                           -------------------
                                       Name: Thomas J. Laird
                                       Title: President

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 1998

                                     Madison Dearborn Capital Partners II, L.P.
                                     By: Madison Dearborn Partners II, L.P.
                                     Its: General Partner
                                     By: Madison Dearborn Partners, Inc.
                                     Its: General Partner


                                     By: /s/ Paul R. Wood
                                         --------------------
                                     Name: Paul R. Wood
                                     Title: Managing Director

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 1998

                                     Madison Dearborn Partners II, L.P.
                                     By: Madison Dearborn Partners, Inc.
                                     Its: General Partner


                                     By: /s/ Paul R. Wood
                                         --------------------
                                     Name: Paul R. Wood
                                     Title: Managing Director

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 1998

                                       Madison Dearborn Partners, Inc.


                                       By: /s/ Paul R. Wood
                                           --------------------
                                       Name: Paul R. Wood
                                       Title: Managing Director

                                  SCHEDULE A

                  Director of Madison Dearborn Partners, Inc.


                           Address of Principal
Name                       Business Office                 Citizenship
----                       ---------------                 -----------
John A. Canning, Jr.       Three First National Plaza      United States
                           Suite 3800
                           Chicago, IL  60602


             Executive Officers of Madison Dearborn Partners, Inc.*
             -----------------------------------------------------


                           Address of Principal
Name and Title             Business Office                 Citizenship
--------------             --------------------            -----------
John A. Canning, Jr.       Three First National Plaza      United States
President                  Suite 3800
                           Chicago, IL  60602

Paul J. Finnegan           Three First National Plaza      United States
Managing Director          Suite 3800
                           Chicago, IL  60602

William J. Hunckler,III    Three First National Plaza      United States
Managing Director          Suite 3800
                           Chicago, IL  60602

Samuel M. Mencoff          Three First National Plaza      United States
Managing Director          Suite 3800
                           Chicago, IL  60602

Paul R. Wood               Three First National Plaza      United States
Managing Director          Suite 3800
                           Chicago, IL  60602

Justin S. Huscher          Three First National Plaza      United States
Managing Director          Suite 3800
                           Chicago, IL  60602

Benjamin D. Chereskin      Three First National Plaza      United States
Managing Director          Suite 3800
                           Chicago, IL  60602

Thomas R. Reusche          Three First National Plaza      United States
Managing Director          Suite 3800
                           Chicago, IL  60602

* All executive officers of Madison Dearborn Partners, Inc. are members of the Advisory Committee of Limited Partners of Madison Dearborn Partners II, L.P.

        --------------------------------------------------------------


                           Address of Principal
Name                       Business Office                 Citizenship
----                       ---------------                 -----------

James N. Perry, Jr.        Three First National Plaza      United States
Managing Director          Suite 3800
                           Chicago, IL  60602

Nicholas W. Alexos         Three First National Plaza      United States
Managing Director          Suite 3800
                           Chicago, IL  60602

Timothy P. Sullivan        Three First National Plaza      United States
Managing Director          Suite 3800
                           Chicago, IL  60602

Gary J. Little             Three First National Plaza      United States
Managing Director          Suite 3800
                           Chicago, IL  60602

David F. Mosher            Three First National Plaza      United States
Managing Director          Suite 3800
                           Chicago, IL  60602

Robin P. Selati            Three First National Plaza      United States
Managing Director          Suite 3800
                           Chicago, IL  60602

                      Directors of AGI Acquisition Corp.
                      ----------------------------------

                           Address of Principal
Name                       Business Office                 Citizenship
----                       ---------------                 -----------
Paul R. Wood               Three First National Plaza      United States
                           Suite 3800
                           Chicago, IL  60602


Thomas R. Reusche          Three First National Plaza      United States
                           Suite 3800
                           Chicago, IL  60602

                  Executive Officers of AGI Acquisition Corp.
                  -------------------------------------------

                   Address of Principal
Name               Business Office               Office           Citizenship
----               --------------------          ------           -----------
Paul R. Wood       Three First National Plaza    Chairman         United States
                   Suite 3800
                   Chicago, IL 60602

Thomas R. Reusche  Three First National Plaza    President        United States
                   Suite 3800
                   Chicago, IL 60602

Thomas J. Laird    6944 Newburg Road             Vice President   United States
                   Rockford, IL 61108            and Secretary


                           Director of WEC Company.
                           ------------------------

                   Address of Principal
Name               Business Office                                Citizenship
----               ---------------                                -----------
Paul R. Wood       Three First National Plaza                     United States
                   Suite 3800
                   Chicago, IL  60602

                     Executive Officers of WEC Company.
                     ---------------------------------

                   Address of Principal
Name               Business Office               Office           Citizenship
----               --------------------          ------           -----------
Paul R. Wood       Three First National Plaza    Chairman and     United States
                   Suite 3800                    Assistant
                   Chicago, IL 60602             Secretary

Thomas R. Reusche  Three First National Plaza    Vice President   United States
                   Suite 3800
                   Chicago, IL 60602

Thomas J. Laird    6944 Newburg Road             President and    United States
                   Rockford, IL 61108            Chief Executive
                                                 Officer

Michael Carney     6944 Newburg Road             Vice President   United States
                   Rockford, IL 61108            Operations

            -----------------------------------------------------


                       Address of Principal
Name                   Business Office            Office                      Citizenship
----                   --------------------       ------                      -----------
David S. Crider        6944 Newburg Road          Vice President              United States
                       Rockford, IL 61108         Finance, Chief
                                                  Financial Officer,
                                                  Secretary and Treasurer


Steven M. Vandemore    6944 Newburg Road          Vice President,             United States
                       Rockford, IL 61108         General Manager


                     Directors of Woods Equipment Company.
                     ------------------------------------

                     Address of Principal
Name                 Business Office               Citizenship
----                 --------------------          -----------
Paul R. Wood         Three First National Plaza    United States
                     Suite 3800
                     Chicago, IL  60602


Thomas R. Reusche    Three First National Plaza    United States
                     Suite 3800
                     Chicago, IL  60602

Timothy M. Hurd      Three First National Plaza    United States
                     Suite 3800
                     Chicago, IL 60602

Thomas J. Laird      6944 Newburg Road             United States
                     Rockford, IL 61108


                 Executive Officers of Woods Equipment Company.
                 ---------------------------------------------

                     Address of Principal
Name                 Business Office             Office           Citizenship
----                 --------------------------  ------           -----------

Paul R. Wood         Three First National Plaza  Chairman         United States
                     Suite 3800
                     Chicago, IL 60602

Thomas J. Laird      6944 Newburg Road           President and    United States
                     Rockford, IL 61108          Chief Executive
                                                 Officer

Thomas R. Reusche    Three First National Plaza  Vice President   United States
                     Suite 3800                  and Treasurer
                     Chicago, IL 60602

            -------------------------------------------------------

                        Address of Principal
      Name              Business Office            Office              Citizenship
      ----             --------------------------  ------              -------------
Timothy M. Hurd        Three First National Plaza  Vice President and  United States
                       Suite 3800                  Secretary
                       Chicago, IL 60602

Michael Carney         6944 Newburg Road           Vice President      United States
                       Rockford, IL 61108

David S. Crider        6944 Newburg Road           Vice President and  United States
                       Rockford, IL 61108          Assistant Secretary

Steven M. Vandemore    6944 Newburg Road           Vice President      United States
                       Rockford, IL 61108